UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Rhapsody Acquisition Corp.

(Name of Issuer)

Common Stock, $0.0001 Par Value

(Title of Class of Securities)

762014207

(CUSIP Number)

October 4, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐               Rule 13d-1(b)

☒              Rule 13d-1(c)

☐               Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 762014207

1.	Names of Reporting Persons. David M. Knott I.R.S. Identification Nos. of above persons (entities only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 273,200

	6.	Shared Voting Power 111,800

	7.	Sole Dispositive Power 308,000

	8.	Shared Dispositive Power 77,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 385,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.84%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 762014207

1.	Names of Reporting Persons. Dorset Management Corporation I.R.S. Identification Nos. of above persons (entities only) 11-2873658

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 273,200

	6.	Shared Voting Power 111,800

	7.	Sole Dispositive Power 308,000

	8.	Shared Dispositive Power 77,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 385,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.84%

12.	Type of Reporting Person (See Instructions) CO

Item 1.C

(a)          Name of Issuer:

Rhapsody Acquisition Corp.

(b) Address of Issuer’s Principal Executive Offices:

10 East 53rd Street, 35th Floor
New York, NY 10022

Item 2.

(a)   Name of Person(s) Filing:

David M. Knott; Dorset Management Corporation

(b)   Address of Principal Business Office, or, if None, Residence:

485 Underhill Boulevard, Suite 205
Syosset, New York 11791

(c)   Citizenship or Place of Organization:

David M. Knott—United States of America
Dorset Management Corporation—New York

(d)   Title of Class of Securities:

Common Stock, $0.0001 par value

(e)   CUSIP Number:

762014207

Item 3.           If This Statement is Filed Pursuant to Rule §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)    ☐ Broker or dealer registered under Section 15 of the Exchange Act;

(b)    ☐ Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)    ☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)    ☐ Investment company registered under Section 8 of the Investment Company Act;

(e)    ☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)    ☐ An employee benefit plan, or endowment fund in accordance with rule 13d-1(b)(l)(ii)(F);

(g)    ☐ A parent holding company, or control person, in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)    ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)    ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)    ☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

(a)  Amount Beneficially Owned:

The responses of the Reporting Persons to Rows 5 through 9 and 11 on pages 2 and 3 are incorporated herein by reference.

(b)  Percentage of Class:

The responses of the Reporting Persons to Row 11 on pages 2 and 3 are incorporated herein by reference.

(c)           Number of Shares to which such person has:

(i)            sole power to vote or direct the vote

(ii)           shared power to vote or direct the vote

(iii)          sole power to dispose or to direct the disposition of

(iv)          shared power to dispose or to direct the disposition of

The responses of the Reporting Persons to Rows 5 through 8 on pages 2 and 3 are incorporated herein by reference.

Item 5.  Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:

Persons, other than the Reporting Persons hereunder, have the right to receive or the power to direct the receipt of dividends, or the proceeds from the sale, of the securities reported herein.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8.  Identification and Classification of Members of the Group:

Not applicable

Item 9.  Notice of Dissolution of Group:

Not applicable.

Item 10.  Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:October 10, 2006	/s/ DAVID M. KNOTT

Dated:October 10, 2006	DORSET MANAGEMENT CORPORATION

	By:	/s/ DAVID M. KNOTT
Name:David M. Knott
Title:President